UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 26, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Watford Holdings Ltd.

File No. 1-38788 - CF#35455

Watford Holdings Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on January 29, 2019.

Based on representations by Watford Holdings Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.15	through December 6, 2028
Exhibit 10.15.1	through December 6, 2028
Exhibit 10.16	through December 6, 2028
Exhibit 10.16.3	through December 6, 2028
Exhibit 10.17	through December 6, 2028
Exhibit 10.17.1	through December 6, 2028
Exhibit 10.18	through December 6, 2028
Exhibit 10.18.1	through December 6, 2028
Exhibit 10.18.2	through December 6, 2028
Exhibit 10.18.3	through December 6, 2028
Exhibit 10.19	through December 6, 2028
Exhibit 10.20	through December 6, 2028
Exhibit 10.21	through December 6, 2028
Exhibit 10.22	through December 6, 2028
Exhibit 10.33	through November 30, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary